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                     [SUMMIT HOLDING SOUTHEAST LETTERHEAD]


                                March 9, 1997


Ms. Shelley E. Parratt, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Room 7156, Stop 7-6
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549

        Re: Summit Holding Southeast, Inc. -- Registration Statement on Form 8-A - File No. 000-21933

Dear Ms. Parratt:

        Summit Holding Southeast, Inc. hereby withdraws the Registration Statement on Form 8-A that was filed January 8, 1997.

                                        Very truly yours,



                                        /s/ William B. Bull
                                        --------------------------------
                                            William B. Bull